UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

 (Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China Mass Media Corp.

(Name of Issuer)

China Mass Media Corp.

Shengcheng Wang

China Mass Media Holdings Limited

CMM Holdings Limited

Arctic Spring Limited

Happy Indian Ocean Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing 300 Ordinary Shares

(Title of Class of Securities)

169418209*

(CUSIP Number)

China Mass Media Corp.	Arctic Spring Limited	China Mass Media Holdings Limited	Shengcheng Wang,
Haiyan Xing	Happy Indian Ocean Limited	c/o Maples Corporate Services Limited	CMM Holdings Limited
6th Floor, Tower B,	P.O. Box 908	P.O. Box 309	6th Floor, Tower B,
Corporate Square,	Walker House, 87 Mary Street	Ugland House, Grand Cayman,	Corporate Square,
35 Finance Street, Xicheng District,	George Town, Grand Cayman,	KY1-1104, Cayman Islands	35 Finance Street, Xicheng District,
Beijing 100033	KY1-9005, Cayman Islands		Beijing 100033
People’s Republic of China			People’s Republic of China
+86 (10) 8809 1080			+86 (10) 8809 1082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

* This CUSIP applies to American Depositary Shares, each representing 300 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

With copies to:

Alan Seem, Esq.	Stephen Peepels, Esq.
Shearman & Sterling LLP	DLA Piper LLP
11th Floor, Platinum,	17th Floor, Edinburgh Tower,
233 Taicang Road,	The Landmark, 15 Queen's Road Central
Shanghai 200020,	Hong Kong
People’s Republic of China	+852 2103 0594
+86 (21) 6136 5018

Lee Edwards, Esq.
Shearman & Sterling LLP
12th Floor, East Tower,
Twin Towers,
B-12 Jianguomenwai Dajie,
Beijing 100022,
People’s Republic of China
+86 (10) 5922 8001

This statement is filed in connection with (check the appropriate box):

a      ☐      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b      ☐      The filing of a registration statement under the Securities Act of 1933.

c      ☐      A tender offer

d      ☑      None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$3,580,284	$410

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.0167 for 201,697,920 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 13,498,639 shares issuable under the 2008 Share Incentive Plan as of October 31, 2012 multiplied by $0.0157 per share (which is the difference between $0.0167 per share merger consideration and the exercise price per share under the 2008 Share Incentive Plan ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.00011460.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 4 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Mass Media Corp., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American Depositary Shares (“ADSs”), each ADS representing 300 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Mr. Shengcheng Wang, chairman of the board of directors and chief executive officer of the Company, (c) China Mass Media Holdings Limited, a Cayman Islands company (“Parent”), the shares of which are beneficially owned by Mr. Shengcheng Wang, (d) CMM Holdings Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”), (e) Arctic Spring Limited, a Cayman Islands company, and (f) Happy Indian Ocean Limited, a Cayman Islands company.

“beneficial ownership”, “beneficially own” or “beneficially owned” in this 13E-3 Transaction Statement should be understood in accordance with Rule 13d-3 of the Exchange Act, as set out in Note 3 to the table of “Security Ownership of Certain Beneficial Owners and Management of the Company” section on page 88 of schedule 13E-3 as filed on September 24, 2012.

This Amendment relates to the agreement and plan of merger dated as of August 6, 2012 (the “merger agreement”), by and among the Company, Parent, Merger Sub and Mr. Shengcheng Wang.

This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows.

On October 31, 2012, an extraordinary general meeting was held in the Company’s office in Beijing. At the extraordinary general meeting, the Company’s shareholders voted in favor of the proposal to approve the merger agreement and the Cayman plan of merger.

On October 31, 2012, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of October 31, 2012, pursuant to which the merger of Merger Sub with and into the Company became effective on October 31, 2012. As a result of the merger, the Company will cease to be publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger, each ordinary share of the Company (“Share”) issued and outstanding immediately prior to the effective time of the merger, other than the Shares and American depositary shares (“ADSs”) beneficially owned by the Buyer Filing Persons (as defined in the Company’s proxy statement), has been cancelled in exchange for the right to receive $0.0167 and each ADS, each representing 300 Shares, represents the right to receive $5.00, in each case, in cash.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system. In addition, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated September 24, 2012 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex E of the Proxy Statement.*

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex F-1 of the Proxy Statement.*

(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex F-2 of the Proxy Statement.*

(a)-(6) Press Release dated August 7, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 7, 2012.*

(a)-(7) Press Release dated September 25, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 25, 2012.

(a)-(8) Press Releases dated November 2, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on November 5, 2012.

(b)-(1) Promissory Note dated as of August 6, 2012, by and between Arctic Spring Limited and Parent, incorporated herein by reference to Annex G-1 to the Proxy Statement.*

(b)-(2) Promissory Note dated as of August 6, 2012, by and between Happy Indian Ocean Limited and Parent, incorporated herein by reference to Annex G-2 to the Proxy Statement.*

(c)-(1) Opinion of Piper Jaffray & Co., dated August 6, 2012, incorporated herein by reference to Annex B of the Proxy Statement.*

(c)-(2) Discussion Materials prepared by Piper Jaffray & Co. for discussion with the independent committee of the board of directors of the Company, dated August 6, 2012.*

(d)-(1) Agreement and Plan of Merger dated as of August 6, 2012, by and among the Company, Mr. Shengcheng Wang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2) Limited Guaranty dated as of August 6, 2012, by Arctic Spring Limited in favor of the Company, incorporated herein by reference to Annex H-1 to the Proxy Statement.*

(d)-(3) Limited Guaranty dated as of August 6, 2012, by Happy Indian Ocean Limited in favor of the Company, incorporated herein by reference to Annex H-2 to the Proxy Statement.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “ Dissenters’ Rights” in the Proxy Statement.*

(f)-(2) Section 238 of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.*

(g) Not applicable.

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2012

China Mass Media Corp.

By:	/s/ Liping He
Name: Liping He
Title: Director

China Mass Media Holdings Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

CMM Holdings Limited

By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Director

Shengcheng Wang

By:	/s/ Shengcheng Wang
Name: Shengcheng Wang

Arctic Spring Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

Happy Indian Ocean Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

Exhibit Index

(a)-(1) Proxy Statement of the Company dated September 24, 2012 (the “Proxy Statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*

(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex E of the Proxy Statement.*

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex F-1 of the Proxy Statement.*

(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex F-2 of the Proxy Statement.*

(a)-(6) Press Release dated August 7, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 7, 2012.*

(a)-(7) Press Release dated September 25, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 25, 2012.

(a)-(8) Press Releases dated November 2, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on November 5, 2012.

(b)-(1) Promissory Note dated as of August 6, 2012, by and between Arctic Spring Limited and Parent, incorporated herein by reference to Annex G-1 to the Proxy Statement.*

(b)-(2) Promissory Note dated as of August 6, 2012, by and between Happy Indian Ocean Limited and Parent, incorporated herein by reference to Annex G-2 to the Proxy Statement.*

(c)-(1) Opinion of Piper Jaffray & Co., dated August 6, 2012, incorporated herein by reference to Annex B of the Proxy Statement.*

(c)-(2) Discussion Materials prepared by Piper Jaffray & Co. for discussion with the independent committee of the board of directors of the Company, dated August 6, 2012.*

(d)-(1) Agreement and Plan of Merger dated as of August 6, 2012, by and among the Company, Mr. Shengcheng Wang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*

(d)-(2) Limited Guaranty dated as of August 6, 2012, by Arctic Spring Limited in favor of the Company, incorporated herein by reference to Annex H-1 to the Proxy Statement.*

(d)-(3) Limited Guaranty dated as of August 6, 2012, by Happy Indian Ocean Limited in favor of the Company, incorporated herein by reference to Annex H-2 to the Proxy Statement.*

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “ Dissenters’ Rights” in the Proxy Statement.*

(f)-(2) Section 238 of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.*

(g) Not applicable.

* Previously filed